As filed with the Securities and Exchange Commission on April [13], 2015

Registration No. 333-198896

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hess Midstream Partners LP

(Exact name of registrant as specified in its charter)

Delaware	1311	36-4777695
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

1501 McKinney Street
Houston, TX 77010
(713) 496-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, TX 77010
(713) 496-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William N. Finnegan IV
Brett E. Braden
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
(713) 546-5400

G. Michael O'Leary
Stephanie C. Beauvais
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	17,250,000	$21.00	$362,250,000	$42,094

(1) Includes 2,250,000 common units issuable upon the exercise of the underwriters' option to purchase additional common units.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid $32,200 of the total registration fee in connection with a previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated April [13], 2015

Prospectus

15,000,000 Common Units
Representing Limited Partner Interests



Hess Midstream Partners LP

This is an initial public offering of common units representing limited partner interests of Hess Midstream Partners LP. We were recently formed by Hess Corporation, and no public market currently exists for our common units. We are offering 15,000,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "HESM." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder, your common units may be subject to redemption.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 25. These risks include the following:

- Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy or is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.
- We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders. We would have had a shortfall for each of the four quarters during the year ended December 31, 2014.
- On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2014, with a shortfall of approximately $18.3 million.
- Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.
- Because of the natural decline in production from existing wells in our areas of operation, our success depends, in part, on Hess and other producers replacing declining production and also on our ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas or crude oil that we handle could adversely affect our business and operating results.
- Our general partner and its affiliates, including Hess, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Hess, and Hess is under no obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.
- Even if our unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Hess Midstream Partners LP, before expenses	$	$

(1) Excludes an aggregate structuring fee equal to 0.500% of the gross proceeds of this offering payable to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. Please read "Underwriting."

The underwriters may also purchase up to an additional 2,250,000 common units at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters are offering the common units as set forth under "Underwriting." Delivery of the common units will be made on or about   , 2015.

Goldman, Sachs & Co.   Morgan Stanley

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical combined and unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to "Hess Midstream Partners LP," the "Partnership," "we," "our," "us," or like terms, when used in a historical context, refer to Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, also referred to as "our Predecessor," and when used in the present tense or prospectively, refer to Hess Midstream Partners LP and its subsidiaries. References in this prospectus to "our general partner" refer to Hess Midstream Partners GP LLC. References in this prospectus to "Hess" refer collectively to Hess Corporation and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

We consider ourselves to be a "traditional" master limited partnership in that our partnership agreement provides for the payment of a minimum quarterly distribution on our common units before distributions are paid on our subordinated units and our general partner owns incentive distribution rights that entitle it to receive an increasing percentage of our distributions when certain target distribution levels have been achieved. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Hess Midstream Partners LP

Overview

We are a fee-based, growth-oriented, traditional master limited partnership formed in January 2014 by Hess to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party crude oil and natural gas producers. Our assets are primarily located in the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota, which we refer to collectively as the Bakken, one of the most prolific producing basins in North America.

We generate substantially all of our revenues by charging fees for processing natural gas and fractionating natural gas liquids, or NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We have entered into 10-year, fee-based commercial agreements with Hess, each of which is dated effective January 1, 2014. These agreements include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms. We believe these commercial agreements provide us with stable and predictable cash flows. We have minimal direct exposure to commodity prices, and we generally do not take ownership of the crude oil, natural gas or NGLs that we process, terminal, store or transport for our customers. Our initial assets consist of the following:

Processing and Storage. Our processing and storage business consists of a 30% economic interest in Hess TGP Operations LP, or HTGP Opco, and a 100% interest in Hess Mentor Storage Holdings LLC, or Mentor Holdings, which own the following assets, respectively:

- *Tioga Gas Plant.* HTGP Opco owns a natural gas processing plant located in Tioga, North Dakota, which we refer to as the Tioga Gas Plant, with a current processing capacity of 250 MMcf/d; and an increase of approximately 24% over full year 2013 production. Hess expects that full year 2015 net production from its Bakken operations will average between 95 MBoe/d and 105 MBoe/d. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess has stated that it intends to use us as the primary midstream vehicle to support its Bakken production growth. Following the completion of this offering, Hess will also retain a significant interest in us through its sole ownership of our general partner, a 73.4% limited partner interest in us and all of our incentive distribution rights. We believe that Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns, including our right of first offer assets, or that it may acquire or develop in the future to support its Bakken production growth.

For the year ended December 31, 2014, on a pro forma basis, we had revenues of $269.7 million, net income of $50.6 million and Adjusted EBITDA of $96.1 million. The Tioga Gas Plant was shut down from late November 2013 to late March 2014 to complete an expansion, refurbishment and optimization project, and the plant commenced expanded operations in late March 2014. Hess accounted for approximately 100% of our pro forma revenues for the year ended December 31, 2014. After excluding Hess's retained interests in our joint interest assets, our pro forma Adjusted EBITDA was $36.0 million and our pro forma net income was $19.2 million for that same year. Please read "Selected Historical and Pro Forma Condensed Combined Financial and Operating Data" for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

- *Focus on Midstream Services Supported by Long-Term Contracts with Fee-Based Cash Flows.*   We are focused on providing midstream services to Hess and third parties that are supported by long-term contracts with fee-based cash flows. We have entered into 10-year, fee-based commercial agreements with Hess, each of which is dated effective January 1, 2014. These agreements include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure.

- *Increase Utilization of Our Assets by Supporting Hess's Growing Production and Pursuing Third-Party Business.*   We intend to increase utilization of our existing assets by handling additional throughput volumes that we expect to result from the growth of Hess's Bakken operations. We also intend to pursue throughput volumes from third parties in our areas of operation. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe that the strategic location of our existing assets, their importance to Hess's E&P operations in the Bakken and their direct connections to multiple interstate pipelines and to the Burlington Northern Santa Fe, or BNSF, Railway provide us with a competitive advantage that will result in additional Hess and third-party throughput volumes at our assets.

- *Grow Through Acquisitions from Hess and Third Parties.*   We plan to pursue acquisitions of complementary midstream assets from Hess as well as third parties. In support of this strategy, Hess has provided us with a right of first offer on certain of its midstream assets, including Hess's retained interests in our joint interest assets, and we believe Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future. Our third-party acquisition strategy will include midstream assets both within our existing geographic footprint and in new areas.

- *Pursue Attractive Organic Growth Opportunities.*   We believe that the current high levels of crude oil and natural gas development and production activity in the Bakken will present us with significant opportunities for organic growth within our existing geographic footprint. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant's processing capacity from 250 MMcf/d to 300 MMcf/d. We are also constructing a compressed natural gas, or CNG, terminal at the Tioga Gas Plant that, when completed, will allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

- *Strategic Relationship with Hess.*   We have a strategic relationship with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owner of our general partner, all of our incentive distribution rights, and a 73.4% limited partner interest in us, we believe Hess is incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial contracts with Hess, we have a well-capitalized, investment grade commercial counterparty initially providing substantially all of our revenues. Hess also owns other significant midstream assets, including our right of first offer assets in the Bakken. We believe that our relationship with Hess and its stated intent to use us as its primary midstream vehicle to support the growth of its Bakken production will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically Located Assets.*   Our initial assets are primarily located in the Bakken and serve Hess and third-party crude oil and natural gas development and production operations in the Bakken. Hess first commenced operations in North Dakota in 1951 and currently holds one of the largest acreage positions in the Bakken. The Bakken has been the focus of extensive industry activity over the last several years, and we expect producers to continue to invest substantial capital to develop crude oil and natural gas production in this region, which will in turn require substantial investment in midstream infrastructure. We believe that our existing footprint and connectivity to gathering systems and third-party pipeline and rail takeaway capacity will position us to capitalize on midstream growth opportunities in the Bakken.

- *Stable and Predictable Cash Flows Supported by Long-Term Fee-Based Contracts.*   Our assets primarily consist of processing, fractionation, storage, terminaling and loading facilities and transportation assets that generate stable revenues by providing fee-based services. We currently generate substantially all of our revenues under long-term, fee-based commercial agreements with Hess that include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We believe these agreements provide us with stable and predictable cash flows.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units. Please also read "Forward-Looking Statements."

The Transactions

We were formed in January 2014 by Hess to serve as Hess's primary midstream vehicle for supporting the growth of its Bakken production. In connection with this offering, Hess will contribute to us each of the following:

- a 30% economic interest and a 51% voting interest in HTGP Opco;
- a 50% economic interest and a 51% voting interest in Logistics Opco; and
- a 100% interest in Mentor Holdings.

Additionally, each of the following transactions have occurred or will occur in connection with this offering:

- Hess has entered into multiple long-term commercial agreements with us;
- our general partner will make a capital contribution to us in the amount of approximately $24.4 million, and we will issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;
- we will issue 14,871,658 common units and 29,871,658 subordinated units to Hess, representing an aggregate 73.4% limited partner interest in us;
- we will issue 15,000,000 common units to the public in this offering, representing a 24.6% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";
- we have entered into a new five-year, $350.0 million revolving credit facility;
- we will grant phantom units (with distribution equivalent rights) with an aggregate value of $740,000 to certain directors, executive officers and other key employees of our general partner; and
- Hess will enter into an omnibus agreement, an operational services agreement and an employee secondment agreement with us.

The number of common units to be issued to Hess includes 2,250,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to Hess by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Hess at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to Hess.

Organizational Structure After the Transactions

After giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Public common units	24.6%
Hess common units	24.4%
Hess subordinated units	49.0%
General partner interest	2.0%
Total	100.0%

The following diagram depicts our organizational structure after giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised.



Management of Hess Midstream Partners LP

We are managed and operated by the board of directors and executive officers of Hess Midstream Partners GP LLC, our general partner. Hess is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Hess. For more information about the directors and executive officers of our general partner, please read "Management—Directors and Executive Officers of Hess Midstream Partners GP LLC."

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner is responsible for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Hess, its affiliates or third parties. Substantially all of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Please read "Management."

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1501 McKinney Street, Houston, Texas 77010, and our telephone number is (713) 496-4200. Following the completion of this offering, our website will be located at *www.hessmidstreampartners.com*. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of Hess, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that they believe is in the best interests of Hess. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Hess, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive distributions. In addition, our general partner may determine to manage our business in a way that directly benefits Hess's businesses, rather than indirectly benefitting Hess solely through its ownership interests in us. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied

THE OFFERING

Common units offered to the public . . . .
15,000,000 common units.

17,250,000 common units, if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering . . . .
29,871,658 common units and 29,871,658 subordinated units, each representing a 49% limited partner interest in us. The general partner will own a 2% general partner interest in us.

The number of common units outstanding after this offering includes 2,250,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Hess at the expiration of the option for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds . . . .
We expect to receive net proceeds of approximately $278.4 million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our general partner will also make a capital contribution to us in the amount of approximately $24.4 million in exchange for its 2% general partner interest in us and all of our incentive distribution rights. We intend to use the net proceeds as follows:

- $150.4 million will be used to repay all outstanding borrowings assumed by us under one of our Predecessor's affiliate loan facilities with Hess, which were used to fund capital expenditures and other payments related to our Tioga Gas Plant's expansion, refurbishment and optimization project;

- approximately $140.0 million will be distributed to Hess to reimburse Hess for certain capital expenditures it incurred with respect to the assets that Hess will contribute to us in connection with this offering;

- approximately $10.0 million will be retained for general partnership purposes, including to fund our working capital needs; and

- $2.4 million will be used to pay revolving credit facility origination fees.

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $42.1 million. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to Hess. Please read "Underwriting."

Cash distributions . . . . We intend to make a minimum quarterly distribution of $0.2125 per unit ($0.85 per unit on an annualized basis) to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through June 30, 2015, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.2125 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.2125; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.244375.

If cash distributions to our unitholders exceed $0.244375 per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner
above $0.244375 up to $0.265625	85.0%	15.0%
above $0.265625 up to $0.31875	75.0%	25.0%
above $0.31875	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2014 was $33.5 million. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner's 2% interest is approximately $51.8 million (or an average of approximately $13.0 million per quarter). The amount of distributable cash flow we generated during the year ended December 31, 2014 on a pro forma basis would have been sufficient to pay 100.0% of the aggregate annualized minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest and 28.0% of the aggregate annualized minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2014."

We believe that, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow

	for the Twelve Months Ending March 31, 2016," we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distribution of $13.0 million on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Risk Factors" and "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Hess will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will begin on the closing date of this offering and will extend until the first business day following the date that we have earned and paid distributions of at least (1) $0.85 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2018, or (2) $1.275 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest and incentive distribution rights for any four-quarter period ending on or after June 30, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.
	When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including units senior to the common units, without the approval of our unitholders. Holders of our common and subordinated units will not have preemptive or participation rights to purchase their pro rata share of any

	additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, Hess will own an aggregate of 74.9% of our common and subordinated units (or 71.1% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give Hess the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 49.8% of our common units (excluding any common units purchased by officers and directors of our general partner and Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 74.9% of our outstanding common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions . . . . . .   We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017 you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.85 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.17 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.

Material federal income tax consequences . . . .   For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Directed Unit Program . . . .   At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to certain directors, officers and employees of Hess and our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . .   We have applied to list our common units on the New York Stock Exchange under the symbol "HESM."

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows summary historical combined financial and operating data of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess will contribute to us a 30% economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess's retained 70% economic interest in HTGP Opco and 50% economic interest in Logistics Opco.

The summary historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 assumes the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma condensed combined financial statements give effect to the following:

- Hess's contribution of our Predecessor's assets and operations to us, including adjusting for Hess's retained interests in HTGP Opco and Logistics Opco and our assumption of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess;

- our issuance of 14,871,658 common units and 29,871,658 subordinated units to Hess;

- our receipt of a capital contribution from our general partner in the amount of approximately $24.4 million, and our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 15,000,000 common units, representing a 24.6% limited partner interest in us, to the public in connection with this offering, and our receipt of $278.4 million in net proceeds from this offering;

- our entry into a new five-year, $350.0 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

- the consummation of this offering and application of the net proceeds of this offering, including the repayment of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess, as described in "Use of Proceeds";

(in millions, except per unit data and operating information)	Hess Midstream Partners LP Predecessor Historical		Hess Midstream Partners LP Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
			(unaudited)
Combined statements of operations:			
Revenues			
Affiliate	$ 254.8	$ 127.4	$ 269.7
Third-party	—	142.3	—
Total revenues	254.8	269.7	269.7
Costs and expenses			
Third party product purchases	—	65.8	—
Affiliate product purchases	—	124.5	—
Operating and maintenance expenses (exclusive of depreciation shown separately below)	170.7	217.7	170.8
Depreciation expense	44.4	12.5	44.4
General and administrative expenses	4.9	13.0	2.8
Total costs and expenses	220.0	433.5	218.0
Income (loss) from operations	34.8	(163.8)	51.7
Interest expense	1.9	—	1.1
Income tax expense	—	—	—
Net income (loss)	32.9	(163.8)	50.6
Less: Net income (loss) attributable to Hess	—	—	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 32.9	$ (163.8)	$ 19.2
General partner interest in net income (loss)			$ 0.4
Limited partner interest in net income (loss)			18.8
Net income (loss) per limited partner unit (basic and diluted):			
Common units			$ 0.31
Subordinated units			0.31
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			29,871,658
Subordinated units			29,871,658
Combined balance sheet data (at year end):			
Cash and cash equivalents	$ —	$ —	$ 10.0
Property, plant and equipment, net	1,332.2	1,260.1	1,332.2
Total assets	1,374.8	1,268.7	1,382.9
Total liabilities	1,099.2	998.4	80.3
Combined statements of cash flows data:			
Net cash from (used in):			
Operating activities	$ 29.6	$ (135.4)	
Investing activities	(187.8)	(473.2)	
Financing activities	158.2	608.6	
Other financial data:			
Adjusted EBITDA(1)	$ 79.2	$ (151.3)	$ 96.1
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)			36.0
Capital expenditures:			
Maintenance	$ 9.6	$ 9.2	
Expansion	178.2	464.0	
Operating volumes:			
Tioga Gas Plant			
NGL processing sales (MBbl/d)		11	
Natural gas processing sales (MMcf/d)		71	
Natural gas inlet (MMcf/d)(2)	107		
Mentor Storage Terminal			
Propane throughput (MBbl/d)	1	1	
Tioga Rail Terminal			
Crude oil throughput (MBbl/d)	38	49	
NGL logistics throughput (MBbl/d)(3)	5	5	
Ramberg Truck Facility			
Crude oil throughput (MBbl/d)	23	3	

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy or is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be materially and adversely affected.

For the years ended December 31, 2014 and 2013, Hess accounted for approximately 100% and 47% of our revenues, respectively. Following this offering, we expect that we will continue to derive substantially all of our revenues under multiple commercial agreements with Hess and any event, whether in our areas of operation or elsewhere, that materially and adversely affects Hess's financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Hess, the most significant of which include the following:

- the effects of changing commodity prices and production margins;

- Hess's ability to successfully increase its Bakken production;

- the inherent uncertainties of future production rates and the possibility that actual Bakken production may be lower than estimated;

- the effects of domestic and worldwide political and economic developments could materially reduce Hess's profitability and cash flows;

- the substantial period of time required to complete large capital projects, during which market conditions could deteriorate significantly, negatively impacting project returns;

- significant losses resulting from the hazards and risks of operations may not be fully covered by insurance, and could adversely affect Hess's operations and financial results;

- disruptions due to catastrophic events, whether naturally occurring or man-made, may materially affect Hess's operations and financial condition;

- increased regulation of hydraulic fracturing could result in reductions or delays in domestic production of crude oil and natural gas, which could adversely impact Hess's results of operations;

- any decision by Hess to change its production plan, temporarily or permanently curtail or shut down its operations, shift crude oil export volumes from rail cars to third-party pipelines or reduce or terminate its obligations under our commercial agreements;

- a deterioration in Hess's credit profile could increase Hess's costs of borrowing money and limit Hess's access to the capital markets and commercial credit;

- state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations; and

- environmental incidents and violations and related remediation costs, fines and other liabilities.

Please read "Business—Our Commercial Agreements with Hess" for a detailed description of each of these commercial agreements.

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.2125 per unit per quarter, or $0.85 per unit on an annualized basis, we must generate distributable cash flow of approximately $13.0 million per quarter, or approximately $51.8 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of crude oil, natural gas and NGLs that we process, terminal and store;

- the fees with respect to volumes that we process, terminal and store;

- the level of competition from other midstream energy companies in our geographic markets; and

- outages at our facilities caused by mechanical failure and maintenance, construction and other similar activities.

In addition, the actual amount of distributable cash flow we generate will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to Hess, which are not subject to any caps or other limits, in respect of those expenses;

- the application by Hess of credit amounts under our commercial agreements, which may be applied towards shortfall fees in future periods;

- the level of capital expenditures we make;

- the cost of acquisitions, if any;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- restrictions contained in our revolving credit facility and other debt instruments;

- our debt service requirements and other liabilities;

- the amount of cash reserves established by our general partner;

- changes in commodity prices; and

- other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2014, with a shortfall of approximately $18.3 million. We would have had a shortfall for each of the four quarters during the year ended December 31, 2014.

We must generate approximately $51.8 million of distributable cash flow to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of distributable cash flow that we generated during the year ended December 31, 2014 on a pro forma basis was approximately $33.5 million, which would have been sufficient to pay 100.0% of the aggregate annualized minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest, and 28.0% the aggregate annualized minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall of approximately 18.3 million for the year ended December 31, 2014. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional distributable cash flow in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units and the corresponding distributions on our general partner's 2% interest, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and distributable cash flow for the twelve months ending March 31, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.

Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our commercial agreements with Hess include provisions that permit Hess to suspend or terminate its obligations under the applicable agreement if certain events occur. These events include our failure to perform or comply with a material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period. In addition, Hess may suspend or reduce its obligations under our commercial agreements if a force majeure event prevents us from performing required services under the applicable agreement. Hess has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. Any such reduction or suspension or termination of Hess's obligations would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. Please read "Business—Our Commercial Agreements with Hess."

consummate any future acquisitions, unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating any such acquisitions.

If Hess delivers only its minimum commitments under our commercial agreements or the fees we receive are reduced following exercise of our renewal option, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be materially and adversely affected.

Hess is not obligated to use our services with respect to volumes of crude oil, natural gas or NGLs in excess of the applicable minimum volume commitment under our commercial agreements. In addition, under the fee recalculation provision of each of our commercial agreements, Hess's fees may be adjusted annually for updated estimates of cumulative throughput volumes and our capital and operating expenditures in order to target a return on capital deployed over the initial 10-year term of the applicable commercial agreement. If we exercise our option to renew our commercial agreements at the end of the initial term and estimated throughput volumes, capital expenditures or operating expenditures for the renewal term are lower than during the initial term, the fees payable by Hess under the commercial agreements may be decreased, and we would need to attract additional Hess and third party volumes to our facilities in order to maintain our then-current revenues and cash flows. As a result, our ability to make distributions to our unitholders will be adversely affected if we do not handle additional volumes for Hess or third parties at our facilities.

We may not be able to significantly increase our third-party revenues due to competition and other factors, which could limit our ability to grow and extend our dependence on Hess.

Part of our growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties with our existing assets or by constructing or acquiring new assets independently from Hess. Our ability to increase our third-party revenues is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party customers require it. For example, our Tioga Gas Plant is subject to competition from existing and future third-party natural gas processing plants in the Bakken. To the extent that we have available capacity at our Tioga Gas Plant for third-party volumes, we may not be able to compete effectively with third-party gas processing plants for additional natural gas production in the area. To the extent that we have available capacity at our terminals available for third-party volumes, competition from other existing or future terminals owned by third parties may limit our ability to utilize this available capacity.

We have historically provided midstream services to third parties on only a limited basis, and we can provide no assurance that we will be able to attract any material third-party service opportunities. Our efforts to attract new unaffiliated customers may be adversely affected by our relationship with Hess and our desire to provide services pursuant to fee-based contracts. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure.

Our expansion of existing assets, including the debottlenecking of our Tioga Gas Plant, and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

In order to optimize our existing asset base, we intend to evaluate and capitalize on organic opportunities for expansion projects in order to increase revenue at our facilities. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant's processing capacity from 250 MMcf/d to 300 MMcf/d, and we expect to further explore increasing the plant's processing capacity to more than 300 MMcf/d. The expansion of an existing facility or the construction of a new plant, terminal or storage asset, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. Even if we receive such commitments, we may not realize an increase in revenue for an extended period of time. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could materially and adversely affect our results of operations and financial condition and our ability in the future to make distributions to our unitholders.

Our industry is highly competitive, and increased competitive pressure could adversely affect our business and operating results.

We compete with other similarly sized midstream companies in our areas of operation. In addition, some of our competitors have assets in closer proximity to oil and natural gas supplies and have available idle capacity in existing assets that would not require new capital investments for use. Some financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of rail cars, locomotives or labor, weather-related problems, flooding, drought, derailments, mechanical difficulties, strikes, lockouts or bottlenecks, or other force majeure events could adversely impact our customers' ability to move their product and, as a result, could affect our business.

Changes in laws or standards affecting crude oil tank cars could require retrofitting our existing car fleet, and as a result we would incur additional maintenance costs and reduced revenues while the rail cars were out of service, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Our assets include rail tank cars that transport crude oil, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. On May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry advising those shipping or offering Bakken crude oil to use rail car designs with the highest available level of integrity, and to avoid using older legacy DOT Specification 111 ("DOT-111") or CTC-111 rail cars to the extent practicable. In the first half of 2014, the U.S. Senate Committee on Commerce, Science, and Transportation held hearings regarding enhanced rail safety. On July 23, 2014, the DOT issued a Notice of Proposed Rulemaking and an Advanced Notice of Proposed Rulemaking, which proposed enhanced tank car standards, a classification and testing program for mined gases and liquids and enhanced braking systems and new operations requirements for high-hazard flammable trains. The proposed rulemaking recommended that rail cars not meeting the enhanced standard would be required to be retired, repurposed, or operated under speed restrictions. Public comments on the proposed rulemaking were accepted through September 30, 2014, and the proposal was submitted to the Office of Management and Budget for final review in February 2015. A final rule is expected later this year. Additionally, BNSF Railway recently began charging various rail car operators additional amounts of up to $1,000 per rail car for each older legacy DOT-111 rail car used to ship crude oil on BNSF Railway's railroads. In a letter to customers dated March 27, 2015, BNSF Railway also announced enhanced safety measures applicable to shippers on its rail lines. Such safety measures include accelerated phase-out and retrofit schedules for DOT-111 and CPC-1232 railcars, and additional operating practices such as further reduced speed limits for trains passing through large municipal areas, increased track inspections along waterway sections of BNSF's rail lines and reduced tolerances for locomotive and rail car defects detected by their wayside detection network. The adoption of such safety measures and/or new federal rail car regulations could affect our business by requiring the future retrofitting of our current rail tank car fleet to meet such new standards or their retirement if such upgrades are not possible to achieve. The upgrade costs and increased maintenance costs and the related loss of revenues while the rail cars are out of service during retrofit, as well as any additional fees imposed on our operations by rail carriers, could adversely affect our financial position and cash flows.

Evolving environmental laws and regulations on crude oil stabilization could have an indirect effect on our financial performance.

On December 9, 2014, the North Dakota Industrial Commission, or NDIC, issued Order No. 25417, which requires producers in a Bakken, Bakken/Three Forks, Three Forks or Sanish pool, which the order refers to as the Bakken Petroleum System, effective April 1, 2015, to heat their produced fluids to a specified minimum temperature prior to separation in order to improve its marketability and facilitate its safe transportation. If producers cannot meet minimum heat treatment conditions, they must demonstrate that their crude oil has a vapor pressure no greater than 13.7 psi. The order also requires operators of transload rail facilities to notify the NDIC of any crude oil received from the Bakken Petroleum System that violates federal crude oil safety standards. Our commercial agreements with Hess contain product quality specification limits below the vapor pressure maximum. However, if new or more stringent federal, state or local legal restrictions relating to the quality specification of crude oil or to crude oil transportation are adopted in areas where Hess and our other customers operate, Hess and our other customers could incur potentially significant added costs to comply with such requirements and experience delays or curtailment in the pursuit of production or development activities, which could reduce demand for our midstream services.

Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our annual report for the fiscal year ending December 31, 2016.

Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a material adverse effect on the trading price of our common units.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

In April 2012, President Obama signed the JOBS Act into law. For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our limited partner interests held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to "opt out" of this exemption and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.


Risks Inherent in an Investment in Us


Our general partner and its affiliates, including Hess, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Hess, and Hess is under no obligation to adopt a business strategy that favors us.

Following this offering, Hess will own a 2% general partner interest and a 73.4% limited partner interest in us (or 69.7% if the underwriters' option to purchase additional common units is exercised in full) and will own and control our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Hess. Conflicts of interest may arise between Hess and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Hess, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires Hess to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Hess to increase or decrease production, shut down or reconfigure its assets, pursue and grow particular markets or undertake acquisition opportunities for itself. Hess's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Hess;

- Hess may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $50.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an eligible holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read "Our Partnership Agreement—Redemption of Ineligible Holders."

Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse Hess for the provision of certain operational and administrative support services to us. Under our operational services agreement, we will be required to reimburse Hess for the provision of certain maintenance, operating, administrative and construction services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of Hess. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. In addition, our general partner may only be removed for cause. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period. Even if cause for removal exists, the vote of the holders of at least 66⅔% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program, our general partner and its affiliates will own 74.9% of our total outstanding common units and subordinated units on an aggregate basis (or 71.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Hess to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices. In addition, our omnibus agreement would potentially terminate. As a result, we could lose the provision of certain general and administrative services by Hess and its affiliates, our right of first offer to acquire our right of first offer assets and our license to use certain Hess trademarks.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

Under our partnership agreement, we may, at any time, issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. We have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., sell, transfer or otherwise dispose of any common units or any securities convertible or exchangeable for our common units, except under certain circumstances. Please read "Underwriting—Lock-Up Agreements."

The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;
- the amount of cash we have available to distribute on each unit may decrease;
- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;
- the ratio of taxable income to distributions may increase;
- the relative voting strength of each previously outstanding unit may be diminished; and
- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Hess:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Hess may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Hess will hold 14,871,658 common units and 29,871,658 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Hess with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. For example, our general partner may from time to time establish cash reserves to fund future turnaround costs at our Tioga Gas Plant and future retrofit costs associated with our crude oil rail cars. Please read "Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Turnaround and Rail Car Retrofit Costs." Any cash reserves established by our general partner will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including Hess, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Neither our partnership agreement nor our omnibus agreement will prohibit Hess or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Hess. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Consequently, Hess and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Hess and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 49.8% of our common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 74.9% of our outstanding common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. For additional information about our general partner's call right, please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, Hess will own 14,871,658 common units and 29,871,658 subordinated units, representing an aggregate 73.4% limited partner interest in us (or 69.7% if the underwriters' option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees."

A unitholder whose units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We have adopted certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, which could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, we must routinely determine the fair market value of our assets. Although we may, from time to time, consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Hess will own 75.4% of the total interests in our capital and profits. Therefore, a transfer by Hess of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder

USE OF PROCEEDS

We expect to receive net proceeds of approximately $278.4 million from the sale of common units offered by this prospectus based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units from us is not exercised. Our general partner will also make a capital contribution to us in the amount of approximately $24.4 million in exchange for its 2% general partner interest in us and all of our incentive distribution rights. We intend to use the net proceeds from this offering as follows:

- $150.4 million will be used to repay all outstanding borrowings assumed by us under one of our Predecessor's affiliate loan facilities with Hess, which were used to fund capital expenditures and other payments related to our Tioga Gas Plant's expansion, refurbishment and optimization project;

- approximately $140.0 million will be distributed to Hess to partially reimburse Hess for certain capital expenditures it incurred with respect to the assets that Hess will contribute to us in connection with this offering;

- approximately $10.0 million will be retained for general partnership purposes, including to fund our working capital needs; and

- $2.4 million will be used to pay revolving credit facility origination fees.

On April 29, 2013, our Predecessor entered into an affiliate loan facility with Hess, which was amended on December 19, 2013. This facility matures on October 15, 2015. Our Predecessor used the proceeds from borrowings under this facility to both refinance existing affiliate payables and to fund additional capital expenditures, in each case exclusively related to the Tioga Gas Plant's recent expansion, refurbishment and optimization project. Interest on this facility accrued at the applicable federal rate, or AFR, published by the Internal Revenue Service, with semiannual compounding. At the closing of this offering, we expect to assume $150.4 million of outstanding borrowings under this loan facility, to repay that amount in full with the proceeds of this offering, and to terminate our participation in this loan facility.

For more information regarding our affiliate loan facilities with Hess, please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess."

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $42.1 million. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Hess at the expiration of the option period for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $42.1 million (based on the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to Hess.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and offering expenses, to increase or decrease by approximately $14.0 million (or $16.1 million if the underwriters' option to purchase additional common units is exercised in full).

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of December 31, 2014; and

- our pro forma capitalization as of December 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus.

(in millions)	As of December 31, 2014 Historical	Pro forma(1)
		(unaudited)
Cash and cash equivalents	$ —	$ 10.0
Debt:		
Long-term debt—affiliate (including current maturities)	1,018.9(2)	—
Revolving credit facility	—	—
Total debt	1,018.9	—
Net parent investment / partners' capital(3):		
Net parent investment	275.6	—
Held by public:		
Common units	—	274.1
Held by Hess:		
Common units	—	43.7
Subordinated units	—	112.6
General Partner interest	—	24.4
Noncontrolling interest	—	847.8
Total net parent investment / partners' capital	275.6	1,302.6
Total capitalization	$1,294.5	$1,302.6

(1) Assumes the mid-point of the price range set forth on the cover of this prospectus.

(2) Represents borrowings under our Predecessor's unsecured affiliate loan facilities with Hess. At the closing of this offering, we expect to assume $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities, repay that amount in full with a portion of the proceeds of this offering and terminate our participation in that affiliate loan facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess."

(3) Assumes the underwriters' option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of December 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $454.8 million, or $7.46 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)	$20.00
Pro forma net tangible book value per unit before this offering(2)	$ 6.45
Less: Distribution to subsidiary of Hess(3)	(3.05)
Increase in net tangible book value per unit attributable to purchasers in this offering	4.06
Less: Pro forma net tangible book value per unit after this offering(4)	7.46
Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)(6)	$12.54

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (14,871,658 common units, 29,871,658 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,219,251 units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities, of $296.3 million.
(3) Determined by dividing our expected distribution of $140.0 million to Hess in connection with this offering by the number of units (14,871,658 common units, 29,871,658 subordinated units and the 2% general partner interest) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us.
(4) Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $454.8 million, by the number of units to be outstanding after this offering (29,871,658 common units, 29,871,658 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,219,251 units) and the application of the related net proceeds.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $13.37 and $11.76, respectively.
(6) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would be $11.84.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired		Total consideration	
	Number	%	Amount	%
			(in millions)	
General partner and its affiliates(1)(2)(3)	45,962,567	75.4%	$156.3	34.3%
Purchasers in this offering	15,000,000	24.6%	300.0	65.7%
Total	60,962,567	100.0%	$456.3	100.0%

(1) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 14,871,658 common units, 29,871,658 subordinated units and a 2% general partner interest having a dilutive effect equivalent to 1,219,251 units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2014, was $296.3 million. At the closing of this offering, we intend to make a distribution of $140.0 million to Hess.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2125 per unit, or $0.85 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility, which we expect will prohibit us, until such time that we have an investment grade credit rating, from making cash distributions while an event of default has occurred and is continuing under the facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No unitholder approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Hess will own our general partner and will indirectly own 74.9% of our total outstanding common units and subordinated units on an aggregate basis (or 71.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business— Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2125 per unit for each whole quarter, or $0.85 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that begins on April 1, 2015, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through June 30, 2015, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% interest immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units		
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions		
	Number of units	One quarter	Annualized (four quarters)	Number of units	One quarter	Annualized (four quarters)
		(in millions)			(in millions)	
Publicly held common units	15,000,000	$ 3.2	$12.8	17,250,000	$ 3.7	$14.7
Common units held by Hess	14,871,658	3.2	12.6	12,621,658	2.7	10.7
Subordinated units held by Hess	29,871,658	6.3	25.4	29,871,658	6.3	25.4
General partner interest	N/A	0.3	1.0	N/A	0.3	1.0
Total	59,743,316	$13.0	$51.8	59,743,316	$13.0	$51.8

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.244375 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.85 per unit for the twelve months ending March 31, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014, derived from our unaudited pro forma condensed combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2016," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2016.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma distributable cash flow for the year ended December 31, 2014 would have been $33.5 million. We must generate $51.8 million of distributable cash flow to pay the aggregate minimum quarterly distribution on all of our outstanding common and subordinated units and the corresponding distributions on our general partner's 2% interest following this offering. The amount of distributable cash flow we generated during the year ended December 31, 2014 on a pro forma basis would have been sufficient to pay 100.0% of the aggregate annualized minimum quarterly distribution of $0.85 per unit on our common units and the corresponding distributions on our general partner's 2% interest and 28.0% of the aggregate annualized minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for such period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Hess Midstream Partners LP
Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2014
(in millions)	
Pro forma net income(1)	$ 50.6
Less:	
Net income attributable to Hess(2)(3)	31.4
Pro forma net income attributable to Hess Midstream Partners LP	19.2
Plus:	
Net income attributable to Hess(2)(3)	31.4
Depreciation expense	44.4
Interest expense(5)	1.1
Pro forma Adjusted EBITDA(4)	96.1
Less:	
Pro forma Adjusted EBITDA attributable to Hess(2)(3)	60.1
Pro Forma Adjusted EBITDA attributable to Hess Midstream Partners LP	36.0
Less:	
Cash interest paid(5)	0.6
Maintenance capital expenditures(6)(7)	4.4
Expansion capital expenditures(6)(7)	60.2
Incremental costs of being a separate publicly traded partnership(8)	3.4
Plus:	
Adjustments related to minimum volume commitments(9)	1.5
Funding for maintenance capital expenditures(10)	4.4
Funding for expansion capital expenditures(10)	60.2
Pro forma Distributable Cash Flow attributable to Hess Midstream Partners LP	$ 33.5
Distributions to public unitholders	$ 12.8
Distributions to Hess—common units	12.6
Distributions to Hess—subordinated units	25.4
Distributions to our general partner	1.0
Total distributions	51.8
Shortfall of Pro Forma Distributable Cash Flow over (below) aggregate minimum distributions	$(18.3)

(1) See our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income. Pro forma net income for the year presented reflects reduced operations at our Tioga Gas Plant, which was shut down from late November 2013 to late March 2014 for a large-scale expansion, refurbishment and optimization project. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Financial Results—Tioga Gas Plant Expansion.

(2) Reflects net income attributable to Hess's 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco. See our unaudited pro forma condensed combined financial statements and Adjusted EBITDA reconciliation below for further discussion.

(3) The following table reconciles net income attributable to Hess to Adjusted EBITDA attributable to Hess. These adjustments exclude interest expense and certain incremental costs of being a publicly traded partnership discussed in footnotes (5) and

Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2016

We forecast our estimated distributable cash flow for the twelve months ending March 31, 2016, will be approximately $57.0 million. This amount would exceed by $5.2 million the amount needed to pay the aggregate annualized minimum quarterly distribution of $51.8 million on all of our outstanding common and subordinated units and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2016. The number of outstanding units on which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending March 31, 2016, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2016. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis. It reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our view that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Hess Midstream Partners LP
Estimated Distributable Cash Flow(1)

(in millions)	Twelve Months Ending March 31, 2016	Three Months Ending			
		June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Revenues	$399.4	$93.9	$96.2	$102.5	$106.8
Costs and expenses:					
Operating and maintenance expenses (exclusive of depreciation shown separately below)	216.8	53.4	53.5	51.8	58.1
Depreciation expense	58.8	14.0	14.0	14.0	16.8
General and administrative expenses(2)	8.4	1.9	1.9	2.7	1.9
Total costs and expenses	284.0	69.3	69.4	68.5	76.8
Income from operations	115.4	24.6	26.8	34.0	30.0
Interest expense(3)	1.1	0.2	0.3	0.3	0.3
Net income	114.3	24.4	26.5	33.7	29.7
Less:					
Net income attributable to Hess(4)(5)	77.3	16.4	18.0	22.7	20.2
Net income attributable to Hess Midstream Partners LP	37.0	8.0	8.5	11.0	9.5
Plus:					
Net income attributable to Hess(4)(5)	77.3	16.4	18.0	22.7	20.2
Depreciation expense	58.8	14.0	14.0	14.0	16.8
Interest expense(3)	1.1	0.2	0.3	0.3	0.3
Estimated Adjusted EBITDA(6)	174.2	38.6	40.8	48.0	46.8
Less:					
Estimated Adjusted EBITDA attributable to Hess(4)(5)	115.0	25.4	27.1	31.8	30.7
Estimated Adjusted EBITDA attributable to Hess Midstream Partners LP	59.2	13.2	13.7	16.2	16.1
Less:					
Adjustments related to minimum volume commitments(7)	1.5	—	—	1.5	—
Cash interest paid(3)	0.7	0.1	0.2	0.2	0.2
Maintenance capital expenditures(8)	7.6	0.3	1.1	0.6	5.6
Expansion capital expenditures(8)	9.0	0.9	1.7	1.8	4.6
Plus:					
Funding for maintenance capital expenditures(9)	7.6	0.3	1.1	0.6	5.6
Funding for expansion capital expenditures(9)	9.0	0.9	1.7	1.8	4.6
Estimated Distributable Cash Flow attributable to Hess Midstream Partners LP	$ 57.0	$13.1	$13.5	$ 14.5	$ 15.9
Distributions to public common unitholders(10)	$ 12.8	$ 3.2	$ 3.2	$ 3.2	$ 3.2
Distributions to Hess — common units	12.6	3.1	3.1	3.2	3.2
Distributions to Hess — subordinated units	25.4	6.4	6.4	6.3	6.3
Distributions to our general partner	1.0	0.2	0.2	0.3	0.3
Total distributions	$ 51.8	$12.9	$12.9	$ 13.0	$ 13.0
Excess of Estimated Distributable Cash Flow over aggregate minimum quarterly distributions	$ 5.2	$ 0.2	$ 0.6	$ 1.5	$ 2.9

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through June 30, 2015, based on the actual length of the period.

Definition of available cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- less, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);

  - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- plus, if our general partner so determines, all or any portion of the cash (i) on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter or (ii) available to be borrowed as a working capital borrowing as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to distribute the minimum quarterly distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2125 per unit, or $0.85 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility" for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General partner interest and incentive distribution rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by a 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.244375 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units or the 2% general partner interest that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating surplus

We define operating surplus as:

- $50.0 million (as described below); plus
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) issuances of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements, and (4) capital contributions received by us and our subsidiaries.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

74

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of cash distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $50.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace existing assets, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity, operating income or revenue over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity, operating income or revenue. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated between maintenance capital expenditures and expansion capital expenditures as determined by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2125 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after June 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest equaled or exceeded $0.85 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.85 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early termination of the subordination period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending June 30, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest equaled or exceeded $1.275 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.275 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the subordination period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted operating surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.244375 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.265625 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.318750 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total quarterly distribution per unit target amount	Marginal percentage interest in distributions	
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.2125	98%	2%
First Target Distribution	above $0.2125 up to $0.244375	98%	2%
Second Target Distribution	above $0.244375 up to $0.265625	85%	15%
Third Target Distribution	above $0.265625 up to $0.318750	75%	25%
Thereafter	above $0.318750	50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

	Quarterly distribution per unit prior to reset	Marginal percentage interest in distributions			Quarterly distribution per unit following hypothetical reset
		Common unitholders	General partner interest	Incentive distribution rights	
Minimum Quarterly Distribution ...	$0.2125	98%	2%	—	$0.50
First Target Distribution	above $0.2125 up to $0.244375	98%	2%	—	above $0.50 up to $0.575(1)
Second Target Distribution	above $0.244375 up to $0.265625	85%	2%	13%	above $0.575 up to $0.625(2)
Third Target Distribution	above $0.265625 up to $0.318750	75%	2%	23%	above $0.625 up to $0.750(3)
Thereafter	above $0.318750	50%	2%	48%	above $0.750(3)

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 59,743,316 common units outstanding, our general partner's 2% interest has been maintained, and the average distribution to each common unit would be $0.50 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly distribution per unit prior to reset	Cash distributions to common unitholders prior to reset	Cash distribution to general partner prior to reset				Total distributions
			Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.2125	$12,695,455	$—	$259,091	$ 0	$ 259,091	$12,954,546
First Target Distribution	above $0.2125 up to $0.244375	1,904,318	—	38,864	0	38,864	1,943,182
Second Target Distribution	above $0.244375 up to $0.265625	1,269,545	—	29,872	194,166	224,038	1,493,583
Third Target Distribution	above $0.265625 up to $0.318750	3,173,864	—	84,636	973,318	1,057,954	4,231,818
Thereafter	above $0.318750	10,828,476	—	433,139	10,395,337	10,828,476	21,656,952
		$29,871,658	$—	$845,602	$11,562,821	$12,408,423	$42,280,081

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 82,868,957 common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) $11,562,821 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

| | Quarterly distribution per unit after reset | Cash distributions to common unitholders after reset | Cash distribution to general partner after reset | | | | Total distributions |
			Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.50	$29,871,658	$11,562,821	$845,602	$—	$12,408,423	$42,280,081
First Target Distribution	above $0.50 up to $0.575	—	—	—	—	—	—
Second Target Distribution	above $0.575 up to $0.625	—	—	—	—	—	—
Third Target Distribution	above $0.625 up to $0.750	—	—	—	—	—	—
Thereafter	above $0.750	—	—	—	—	—	—
		$29,871,658	$11,562,821	$845,602	$—	$12,408,423	$42,280,081

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a distribution from capital surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our Predecessor, and selected unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess will contribute to us a 30% economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess's retained 70% economic interest in HTGP Opco and 50% economic interest in Logistics Opco.

The selected historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 assumes the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma condensed combined financial statements give effect to the following:

- Hess's contribution of our Predecessor's assets and operations to us, including adjusting for Hess's retained interests in HTGP Opco and Logistics Opco and our assumption of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess;

- our issuance of 14,871,658 common units and 29,871,658 subordinated units to Hess;

- our receipt of a capital contribution from our general partner in the amount of approximately $24.4 million, and our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 15,000,000 common units, representing a 24.6% limited partner interest in us, to the public in connection with this offering, and our receipt of $278.4 million in net proceeds from this offering;

- our entry into a new five-year, $350.0 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

- the consummation of this offering and application of the net proceeds of this offering, including the repayment of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess, as described in "Use of Proceeds";

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

	Hess Midstream Partners LP Predecessor Historical		Hess Midstream Partners LP Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
(in millions, except per unit data and operating information)			(unaudited)
Combined statements of operations:			
Revenues			
Affiliate	$ 254.8	$ 127.4	$ 269.7
Third-party	—	142.3	—
Total revenues	254.8	269.7	269.7
Costs and expenses			
Third party product purchases	—	65.8	—
Affiliate product purchases	—	124.5	—
Operating and maintenance expenses (exclusive of depreciation shown separately below)	170.7	217.7	170.8
Depreciation expense	44.4	12.5	44.4
General and administrative expenses	4.9	13.0	2.8
Total costs and expenses	220.0	433.5	218.0
Income (loss) from operations	34.8	(163.8)	51.7
Interest expense	1.9	—	1.1
Income tax expense	—	—	—
Net income (loss)	32.9	(163.8)	50.6
Less: Net income (loss) attributable to Hess	—	—	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 32.9	$ (163.8)	$ 19.2
General partner interest in net income (loss)			$ 0.4
Limited partner interest in net income (loss)			18.8
Net income (loss) per limited partner unit (basic and diluted):			
Common units			$ 0.31
Subordinated units			0.31
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			29,871,658
Subordinated units			29,871,658
Combined balance sheet data (at year end):			
Cash and cash equivalents	$ —	$ —	$ 10.0
Property, plant and equipment, net	1,332.2	1,260.1	1,332.2
Total assets	1,374.8	1,268.7	1,382.9
Total liabilities	1,099.2	998.4	80.3
Combined statements of cash flows data:			
Net cash from (used in):			
Operating activities	$ 29.6	$ (135.4)	
Investing activities	(187.8)	(473.2)	
Financing activities	158.2	608.6	
Other financial data:			
Adjusted EBITDA(1)	$ 79.2	$ (151.3)	$ 96.1
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)			36.0
Capital expenditures:			
Maintenance	$ 9.6	$ 9.2	
Expansion	178.2	464.0	
Operating volumes:			
Tioga Gas Plant			
NGL processing sales (MBbl/d)		11	
Natural gas processing sales (MMcf/d)		71	
Natural gas inlet (MMcf/d)(2)	107		
Mentor Storage Terminal			
Propane throughput (MBbl/d)	1	1	
Tioga Rail Terminal			
Crude oil throughput (MBbl/d)	38	49	
NGL logistics throughput (MBbl/d)(3)	5	5	
Ramberg Truck Facility			
Crude oil throughput (MBbl/d)	23	3	

terminate our participation in the affiliate loan facility. Please read "—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess." Our Predecessor largely relied on internally-generated cash flows and loans and capital contributions from Hess to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.2125 per unit per quarter ($0.85 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures and acquisitions primarily from external sources, including borrowings under our revolving credit facility, under which we expect that no amounts will be drawn at the closing of the offering, and future issuances of equity and debt securities.

Income Taxes.   Our Predecessor determined income tax expense and related deferred tax balance sheet accounts on a separate return method for the years ended December 31, 2014 and 2013. We did not record an income tax provision (benefit) for either of the years presented due to our maintaining a full valuation allowance on net deferred tax assets primarily related to the income tax benefits from net operating losses. However, as a partnership, we will not be subject to income taxes following this offering and therefore our future financial statements will exclude income tax expense and deferred tax accounts.

Other Factors Expected To Significantly Affect Our Future Results

Supply and Demand for Crude Oil, Natural Gas and NGLs.   We currently generate all of our revenues under fee-based agreements with Hess. These contracts should promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas, or NGLs that we handle and do not engage in the trading of crude oil, natural gas, or NGLs. However, commodity price fluctuations indirectly influence our activities and results of operations over the long term, since they can affect production rates and investments by Hess and third parties in the development of new crude oil and natural gas reserves. As a result of the recent decline in oil prices, Hess announced that it plans to reduce its rig count as part of its 2015 capital program. However, mechanisms under our commercial agreements minimize our exposure to this planned reduction. In particular, minimum volume commitments provide minimum levels of cash flows during 2015 and the fee recalculation mechanisms under the agreements allow fees to be adjusted annually to provide cash flow stability. Generally, drilling and production activity will increase as crude oil and natural gas prices increase. The throughput volumes at our assets depend primarily on the volumes of crude oil and natural gas produced by Hess in the Bakken, which, in turn, is ultimately dependent on Hess's margins. Hess's margins depend on the price of crude oil, natural gas, and NGLs. These prices are volatile and influenced by numerous factors beyond our or Hess's control, including the domestic and global supply of and demand for crude oil, natural gas and NGLs. The commodities trading markets, as well as other supply and demand factors, may also influence the selling prices of crude oil, natural gas and NGLs. Furthermore, our ability to execute our growth strategy in the Bakken will depend on crude oil and natural gas production in that area, which is also affected by the supply of and demand for crude oil and natural gas.

Acquisition Opportunities.   We plan to pursue acquisitions of complementary assets from Hess as well as third parties. We believe Hess will be incentivized to offer us the opportunity to purchase additional midstream assets that it currently owns or may acquire or develop in the future, and Hess has provided us with a right of first offer on certain of its gathering and other midstream assets that primarily support Hess's production operations in the Williston Basin, including Hess's retained interests in our joint interest assets. Please read "Business—Right of First Offer Assets." We will focus our strategy on crude oil and natural gas gathering; natural gas processing; and crude oil, natural gas, and NGL logistics assets in the Bakken. In addition, we plan to pursue strategic acquisitions of

Logistics

Revenues.   Revenues were $157.1 million for the year ended December 31, 2014. Our logistics assets did not generate revenues during the year ended December 31, 2013 since these assets were part of the integrated operations of Hess and documented intercompany arrangements did not exist. Please read "—Factors Affecting the Comparability of Our Financial Results."

Product Purchases.   There were no product purchases during either the year ended December 31, 2014 or 2013. Please read "Factors Affecting the Comparability of Our Financial Results."

Operating and Maintenance Expenses.   Operating and maintenance expenses decreased $17.0 million to $124.9 million for the year ended December 31, 2014 as compared to $141.9 million for the year ended December 31, 2013. The decrease was primarily attributable to a $21.2 million decrease in third-party rail transportation, reflecting lower throughput at the Tioga Rail Terminal, offset by a $3.3 million increase in third-party operating and maintenance expense due to expanded operations at our logistics facilities and a $0.9 million increase in other operating expenses.

Depreciation Expense.   Depreciation expense increased $3.6 million to $11.4 million for the year ended December 31, 2014 compared to $7.8 million for the year ended December 31, 2013, due to terminaling assets placed into service during the year ended December 31, 2014.

General and Administrative Expenses.   General and administrative expenses increased $0.4 million to $1.1 million for the year ended December 31, 2014 compared to $0.7 million for the year ended December 31, 2013, primarily due to an increase in overhead costs allocated to us by Hess.

Capital Resources and Liquidity

Historically, our sources of liquidity were based on cash flow from operations and funding from Hess. During the year ended December 31, 2013, we participated in Hess's centralized cash management system; as a result, our Predecessor's historical financial statements do not include cash or cash equivalents since cash receipts from all our Predecessor's operations were deposited into Hess's bank accounts and all cash disbursements were made from these accounts. In connection with this offering, we will establish our own cash management system that will be administered by Hess on our general partner's behalf under our omnibus agreement.

We expect our ongoing sources of liquidity following this offering to include:

- cash generated from operations;
- borrowings under our revolving credit facility;
- issuances of additional equity securities; and
- issuances of debt securities.

We believe that, in the future, cash generated from these sources will be sufficient to meet our operating requirements, our planned short-term capital expenditure and debt service requirements and our quarterly cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through the issuance of debt and equity securities.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.2125 per unit, which equates to $13.0 million per quarter, or $51.8 million per year in the aggregate, based contain customary covenants, but do not contain financial covenants or material adverse change clauses. Our Predecessor is currently in compliance with all covenant requirements. We refer to these three loan facilities with Hess as our Predecessor's "affiliate loan facilities."

As of December 31, 2014, our Predecessor had $1,018.9 million of outstanding borrowings and a remaining borrowing capacity of approximately $981.1 million under the affiliate loan facilities. At the closing of this offering, we expect to assume $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities, to repay that amount in full with the proceeds of this offering, and to terminate our participation in these affiliate loan facilities. As such, our Predecessor's historical combined financial statements include these borrowings and related capitalized interest expense, while our future financial statements will not. Please see our unaudited pro forma combined financial statements included elsewhere in this prospectus for the effects of these adjustments on our historical combined financial statements.

Cash Flows

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Activities. Cash flows provided by (used in) operating activities for the year ended December 31, 2014 increased $165.0 million to $29.6 million provided by operating activities from $135.4 million used in operating activities for the year ended December 31, 2013. The increase in cash flow provided by operations resulted primarily from a decrease in purchases of $190.3 million, a decrease in operating and maintenance expenses of $47.0 million and a decrease in general and administrative expenses of $8.1 million, offset by an increase in cash used in operating activities attributable to changes in working capital of $63.6 million, a decrease in revenues of $14.9 million and an increase in interest expense of $1.9 million.

Investing Activities. Cash flows used in investing activities for the year ended December 31, 2014 decreased $285.4 million to $187.8 million, from $473.2 million for the year ended December 31, 2013, due to decreased capital expenditures primarily related to the completion of the expansion of the Tioga Gas Plant.

Financing Activities. Cash flows provided by financing activities for the year ended December 31, 2014 decreased $450.4 million to $158.2 million from $608.6 million for the year ended December 31, 2013. The decrease consisted of decreased borrowings of $224.5 million under our affiliate loan agreements with Hess, which were utilized to fund our working capital needs and finance capital expenditures related to the Tioga Gas Plant's expansion, refurbishment and optimization project and are reported in cash flows used in investing activities, and decreased contributions from Hess of $225.9 million.

Capital Expenditures

Our operations can be capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements will consist of maintenance capital expenditures and expansion capital expenditures. Following the closing of this offering, we will be required to distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with our partnership agreement, even though historically we did not make a distinction between maintenance capital expenditures and expansion capital expenditures in exactly the same way as will be required under our partnership agreement. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace existing assets, to maintain equipment reliability, integrity and safety and to address environmental laws and this offering or that may be constructed or acquired by Hess in the future. We refer to this right as our right of first offer. Our right of first offer assets include the following:

- Hess's retained interests in our joint interest assets;

- Hess's crude oil and natural gas gathering pipeline systems in the Bakken; and

- any additional crude oil or NGL rail cars that Hess acquires in the future for use in the Bakken.

Hess is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess. As of December 31, 2014, the aggregate book value of the assets to be contributed to us by Hess in connection with the closing of this offering, including our interests in our joint interest assets, was approximately $470.0 million, and the aggregate book value of our right of first offer assets retained by Hess, including Hess's retained interests in our joint interest assets, was approximately $1.7 billion. For a further description of our right of first offer assets, please read "—Right of First Offer Assets."

Our relationship with Hess is one of our principal strengths. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess's net Bakken production averaged 83 MBoe/d for the year ended December 31, 2014, an increase of approximately 24% over full year 2013 production. Hess expects that full year 2015 net production from its Bakken operations will average between 95 MBoe/d and 105 MBoe/d. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess has stated that it intends to use us as the primary midstream vehicle to support its Bakken production growth. Following the completion of this offering, Hess will also retain a significant interest in us through its sole ownership of our general partner, a 73.4% limited partner interest in us and all of our incentive distribution rights. We believe that Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns, including our right of first offer assets, or that it may acquire or develop in the future to support its Bakken production growth.

For the year ended December 31, 2014, on a pro forma basis, we had revenues of $269.7 million, net income of $50.6 million and Adjusted EBITDA of $96.1 million. The Tioga Gas Plant was shut down from the late November 2013 to late March 2014 to complete an expansion, refurbishment and optimization project, and the plant commenced expanded operations in March 2014. Hess accounted for approximately 100% of our pro forma revenues for the year ended December 31, 2014. After excluding Hess's retained interests in our joint interest assets, our pro forma Adjusted EBITDA was $36.0 million and our pro forma net income was $19.2 million for that same year. Please read "Selected Historical and Pro Forma Condensed Combined Financial and Operating Data" for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

- *Focus on Midstream Services Supported by Long-Term Contracts with Fee-Based Cash Flows.*   We are focused on providing midstream services to Hess and third parties that are supported by long-term contracts with fee-based cash flows. We have entered into 10-year, fee-based commercial agreements with Hess, each of which is dated effective January 1, 2014. These agreements include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure.

- *Increase Utilization of Our Assets by Supporting Hess's Growing Production and Pursuing Third-Party Business.*   We intend to increase utilization of our existing assets by handling additional throughput volumes that we expect to result from the growth of Hess's Bakken operations. We also intend to pursue throughput volumes from third parties in our areas of operation. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe that the strategic location of our existing assets, their importance to Hess's E&P operations in the Bakken and their direct connections to multiple interstate pipelines and to the BNSF Railway provide us with a competitive advantage that will result in additional Hess and third-party throughput volumes at our assets.

- *Grow Through Acquisitions from Hess and Third Parties.*   We plan to pursue acquisitions of complementary midstream assets from Hess as well as third parties. In support of this strategy, Hess has provided us with a right of first offer on certain of its midstream assets, including Hess's retained interests in our joint interest assets, and we believe Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future. Our third-party acquisition strategy will include midstream assets both within our existing geographic footprint and in new areas.

- *Pursue Attractive Organic Growth Opportunities.*   We believe that the current high levels of crude oil and natural gas development and production activity in the Bakken will present us with significant opportunities for organic growth within our existing geographic footprint. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant's processing capacity from 250 MMcf/d to 300 MMcf/d. We are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

- *Strategic Relationship with Hess.*   We have a strategic relationship with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owner of our general partner, all of our incentive distribution rights, and a 73.4% limited partner interest in us, we believe Hess is incentivized to promote and support our business plan and to pursue projects

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actions necessary for the applicable asset to provide services to Hess under the updated development plan. The parties will use their good faith efforts to agree on a proposed updated development plan and corresponding system plan no later than December 31 of each year. If the parties fail to agree on any such updated plan, the then-current plan will continue in effect.

Minimum Volume Commitments

Under each of our commercial agreements other than our storage services agreement, Hess is obligated to provide minimum volumes of crude oil, natural gas and NGLs, as applicable, to our assets on a quarterly basis. Beginning in 2015, Hess's minimum volume commitments under our gas processing and fractionation agreement and terminal and export services agreement (other than for crude oil rail transportation services) are equal to 80% of Hess's nominations in each development plan and apply on a three-year rolling basis. Hess's minimum volume commitment for crude oil rail transportation services under our terminal and export services agreement are equal to 90% of Hess's nominations in each development plan. Without our consent, the minimum volume commitments resulting from the nominated volumes for any quarter or year contained in any prior development plan shall not be reduced by any updated development plan unless dedicated production is released by us. The applicable minimum volume commitments may, however, be increased as a result of the nominations contained in any such updated development plan. Under certain circumstances, including our curtailment or interruption of the receipt and delivery of Hess volumes or the occurrence of a force majeure event, Hess may be able to suspend or reduce its minimum volume commitments under each of our commercial agreements. Please read "—Curtailment and Interruption" below.

If Hess fails to deliver its applicable minimum volume commitment under the agreements during any quarter, then Hess will pay us a shortfall fee equal to the volume of the deficiency multiplied by the applicable processing or terminaling fee. Hess will receive a credit, calculated in Mcf or barrels, as applicable, with respect to the amount of any shortfall fee paid by Hess and may apply such credit against any volumes delivered to us under the applicable agreement in excess of Hess's nominated volumes during any of the following four quarters after such credit is earned, after which time any unused credits will expire.

Stable Cash Flows and Fee Recalculation Mechanism

Each of our commercial agreements other than our storage services agreement includes an optional fee recalculation mechanism designed to create stable and predictable cash flows and allows us to participate in Hess's growth from increased production volumes. Under this fee recalculation mechanism, fees may be adjusted annually for updated estimates of cumulative throughput volumes and our capital and operating expenditures in order to target a return on capital deployed over the initial 10-year term of the applicable commercial agreement. The actual return we achieve may be increased based on higher actual volumes delivered by Hess and may be higher or lower based on our actual operating expenditures. If we exercise our option to renew our commercial agreements at the end of the initial term and estimated throughput volumes, capital expenditures or operating expenditures for the renewal term are lower than during the initial term, the fees payable by Hess under the commercial agreements may be decreased, and we would have to attract additional Hess and third party volumes to our facilities in order to maintain our then-current revenues and cash flows.

In addition, as part of the annual development plan process, if Hess's estimated cumulative throughput volumes in any updated development plan for a calendar year are at least 15% greater than Hess's cumulative throughput volumes for such calendar year in the then-current development plan, the agreed upon targeted return under the applicable commercial agreement will automatically increase by 2%. The amount of any such increase will be determined according to an agreed methodology set forth in the agreements. Any such increase may not be subsequently reversed under the agreements.

Under each of our commercial agreements with Hess, the fees we charge to Hess will also be adjusted each calendar year by a percentage equal to the change in the consumer price index,

Employee Safety

We are subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Endangered Species Act

The Endangered Species Act restricts and carries civil and criminal liability for activities that may affect endangered species or their habitats. At the federal level, the law is administered by the Fish and Wildlife Service. While some of our facilities are in areas that may be designated as habitat for endangered species, we have not incurred any material costs to comply or restrictions on our operations. However, the discovery of previously unidentified endangered species or designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Other Regulation

Rail Regulation

Our rail operations are subject to the regulatory jurisdiction of various federal regulatory agencies, including the FRA and the PHMSA of the DOT, as well as the Occupational Safety and Health Administration, or OSHA.

Recent rail car derailments in Canada and the United States resulted in fires and have led to increased regulatory scrutiny over the safety of transporting crude oil by rail. All of these incidents involved trains carrying Bakken crude oil from the Williston Basin. In the wake of those derailments, the FRA and the PHMSA have issued several Safety Advisories and Emergency Orders encouraging offerors and rail carriers to take additional precautionary measures to enhance the safe shipment of bulk quantities of crude oil. On August 2, 2013, FRA issued an Emergency Order imposing new standards on railroads for properly securing rolling equipment; a proposed rule was later released on September 9, 2014. Also on August 2, 2013, the FRA and PHMSA issued a Safety Advisory making similar safety-related recommendations to railroads. In November 2013, the AAR submitted comments in response to a PHMSA advance notice of proposed rulemaking to require that rail cars used to transport flammable liquids, including crude oil, be constructed to AAR Petition 1577 (CPC-1232) safety standards for jacketed rail cars with insulation, retrofitted to that standard or phased-out. In January 2014, the Secretary of Transportation and the heads of PHMSA, the Federal Motor Carrier Safety Administration and FRA, met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire. As a result of those meetings, the DOT and railroads agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, studying the potential for modifying routes to avoid such high-risk areas, increasing the frequency of track inspections and improving the training of railroad employees and certain emergency responders.

On February 25, 2014, the DOT issued an Emergency Restriction/Prohibition Order, as amended and restated on March 6, 2014, or the Order, immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories. Any person failing to comply with the Order is subject to potential civil penalties up to $175,000 for each violation or for each day they are found to be in violation, as well as potential criminal prosecution. On May 7, 2014, the DOT issued another Emergency Restriction/Prohibition Order immediately requiring railroads operating trains carrying more than one million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency, and transportation route of those shipments. Also on May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry encouraging those shipping or offering Bakken crude oil to select and use rail car designs with the highest level of integrity reasonably available within their rail car fleets, and to limit the use of older legacy DOT-111 or CTC-111 rail cars to the extent practicable.

In the first half of 2014, the U.S. Senate Committee on Commerce, Science, and Transportation held hearings regarding enhanced rail safety. On July 23, 2014, the DOT issued a Notice of Proposed Rule Making and a companion Advanced Notice of Proposed Rulemaking proposing revisions to the Hazardous Materials Regulations that establish requirements for "high-hazard flammable trains." The proposed rulemaking addresses a number of issues impacting the rail transportation of crude oil, including proposed enhanced tank car standards, certain speed restrictions, improved braking controls, and new sampling and testing requirements. The newly proposed tank car standards would apply to railcars constructed after October 1, 2015 that are used to transport flammable liquids. The DOT proposed three options for this new standard. Under the proposal, existing railcars that are used to transport flammable liquids would need to be retrofitted to meet the selected option for performance requirements. Those not retrofitted would need to be retired, repurposed, or operated under speed restrictions for up to five years, based on packing group assignment of the flammable liquids being shipped by rail. Public comments on the proposed rulemaking were accepted through September 30, 2014, and the proposal was submitted to the Office of Management and Budget for final review in February 2015. A final rule is expected later this year. In conjunction with the proposed rulemaking, PHMSA and FRA also released a report finding that, based on the results of their sampling and testing conducted from August 2013 to May 2014, Bakken crude oil is more volatile than most other types of crude oil, and thus subject to an increased risk for a significant accident.

In a letter to customers dated March 27, 2015, BNSF Railway ("BNSF") announced enhanced safety measures applicable to shippers on its rail lines. According to the proposed safety measures, BNSF will work with customers to eliminate DOT-111 railcars from shale crude service on its railroad within one year, and to eliminate unmodified CPC-1232 railcars from shale crude service within three years. BNSF also announced additional operating practices designed to enhance rail safety, which include further reduced speed limits for shale crude trains traveling through municipal areas with populations over 100,000 people, increased track inspections along waterway sections of BNSF's rail lines and reduced tolerances for locomotive and rail car defects detected by their wayside detection network.

Our assets include rail tank cars that transport crude oil, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. The adoption of enhanced safety measures like those proposed by BNSF and/or new federal rail car regulations could affect our business by requiring the future retrofitting of our current rail tank car fleet to meet such new standards or their retirement if such upgrades are not possible to achieve. The upgrade costs and increased maintenance costs and the related loss of revenues while the rail cars are out of service during retrofit, as well as any additional fees imposed on our operations by rail carriers, could adversely affect our financial position and cash flows. Moreover, the adoption of additional federal, state or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of rail cars, locomotives or labor, weather-related problems, flooding, drought, derailments, mechanical difficulties, strikes, lockouts or bottlenecks, or other force majeure events could adversely impact our customers' ability to move their product and, as a result, could affect our business.

which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Hess. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Compensation of Our Officers and Directors

We and our general partner, were formed in January 2014 and have not paid or accrued any obligations with respect to compensation for directors or officers for any period prior to the consummation of this offering. In addition, we do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors, or the Board, is responsible for managing our operations and for obtaining the services of the employees that operate our business pursuant to services and secondment arrangements with Hess. However, we sometimes refer to the employees and officers of our general partner as our employees and officers in this prospectus.

The compensation payable to the officers of our general partner, who are also employees of Hess or its affiliates, is and will be determined and paid by Hess or its affiliates. For 2013 and all prior periods, no amounts of compensation for our named executive officers were separately allocated to our business. After completion of this offering, we expect that our named executive officers will continue to perform services unrelated to our business for Hess and its affiliates and that, except with respect to any awards that may be granted to our executive officers under the Hess Midstream Partners LP Long-Term Incentive Plan, or the LTIP, which is described below, our executive officers will not receive any separate amounts of compensation for their services to us or our general partner. Prior to the completion of this offering, we and our general partner will enter into an employee secondment agreement with Hess and certain of its subsidiaries pursuant to which, among other matters, Hess and its subsidiaries will make available to our general partner the employees who will serve as the executive officers of our general partner. Our general partner will pay a secondment fee for these services to Hess and certain of its subsidiaries. For additional information, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Employee Secondment Agreement."

Compensation of Our Directors

The officers or employees of our general partner or of Hess who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. In connection with this offering, directors of our general partner who are not officers or employees of our general partner or of Hess, or "non-employee directors," will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will initially consist of the following:

- an annual retainer of $65,000;
- an additional annual retainer of $15,000 for service as the lead director or chair of the audit committee and $10,000 for service as the chair of the conflicts committee (if established); and

- an annual equity-based award granted under the LTIP having a value as of the grant date of approximately $65,000.

Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the LTIP for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General. The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 3,000,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service.   The consequences of the termination of a grantee's employment, membership on our general partner's board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan.   The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

IPO LTIP Awards

In connection with the consummation of this offering, we expect to grant awards of phantom units with distribution equivalent rights under the LTIP to certain key employees who provide services to us, including certain of our executive officers. These phantom units and distribution equivalent rights will vest in a single installment on the three-year anniversary of the consummation of this offering. The phantom units and distribution equivalent rights will also vest in full in the event the recipient dies, becomes permanently disabled or, in certain circumstances, retires before the scheduled vesting date. Vesting will also accelerate if the recipient's employment with Hess is involuntarily or constructively terminated following a change in control of our partnership. The phantom unit awards are being made to reward each recipient for their service in connection with this offering and to align the recipient's interests with those of our unitholders. The number of units to be granted to each recipient will be determined based on a targeted value for the award and the initial public offering price per unit in this offering. Based on an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), the total number of phantom units to be granted in connection with this offering (with an aggregate value of $740,000) will be 37,000, which includes 6,250 phantom units to be granted to each of Messrs. Stein and Lutz.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Hess Midstream Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and named executive officer of Hess Midstream Partners GP LLC, our general partner, and by all directors and executive officers of our general partner as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of 29,871,658 common units and 29,871,658 subordinated units outstanding immediately following this offering.

The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of beneficial owner(1)	Common units to be beneficially owned	Percentage of common units to be beneficially owned	Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Hess(2)	14,871,658	49.8%	29,871,658	100%	74.9%
Directors/Named Executive Officers(3)					
John B. Hess	—	—	—	—	—
Michael R. Lutz	—	—	—	—	—
Jonathan C. Stein	—	—	—	—	—
John P. Rielly	—	—	—	—	—
Gregory P. Hill	—	—	—	—	—
Michael R. Turner	—	—	—	—	—
Geurt (Gerbert) G. Schoonman	—	—	—	—	—
Director Nominee	—	—	—	—	—
David W. Niemiec	—	—	—	—	—
All Directors and Executive Officers as a group (10 persons)	—	— %	—	— %	— %

(1) Unless otherwise indicated, the address for all beneficial owners in this table is 1501 McKinney Street, Houston, TX 77010.

(2) Hess is the indirect parent company of Hess North Dakota Oil Export Finance Company LLC, Hess TGP Finance Company LLC and Solar Gas, Inc. Hess North Dakota Oil Export Finance Company LLC is the owner of 5,240,979 common units and 11,990,674 subordinated units, Hess TGP Finance Company LLC is the owner of 7,380,679 common units and 16,886,026 subordinated units and Solar Gas, Inc. is the owner of 994,958 subordinated units. Hess may, therefore, be deemed to beneficially own the units held by Hess North Dakota Oil Export Finance Company LLC, Hess TGP Finance Company LLC and Solar Gas, Inc.

(3) Does not include phantom units that we expect to be granted to certain of our general partner's directors and named executive officers at the closing of this offering pursuant to the Hess Midstream Partners LP Long-Term Incentive Plan.

The following table sets forth the number of shares of Hess common stock beneficially owned as of March 4, 2015 except as otherwise noted, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group.

Name	Total number of shares beneficially owned and nature of beneficial ownership(a)	Percent of outstanding shares of common stock owned	Of total number of shares beneficially owned, number of option shares
Directors/Named Executive Officers			
John B. Hess	35,764,523(b)(c)(d)(e)	12.39%	1,338,899
Michael R. Lutz	24,576	*	14,760
Jonathan C. Stein	29,088	*	14,160
John P. Rielly	494,138	*	310,640
Gregory P. Hill	201,823	*	113,126
Michael R. Turner	136,390	*	81,584
Geurt (Gerbert) G. Schoonman	36,888	*	7,545
Director Nominee			
David W. Niemiec	3,000	*	—
All Directors and Executive Officers as a group (10 persons) ..	36,939,156	12.76%	2,041,834

* The percentage of shares beneficially owned by each director or executive officer does not exceed 1% of the common shares outstanding.

(a) These figures include 56,024 shares vested in the name of Mr. Hess, 4,256 shares vested in the name of Mr. Rielly, 362 shares vested in the name of Mr. Stein, and 60,642 shares vested for all executive officers and directors as a group under the Hess employees' savings plan as to which these individuals and the group have voting and dispositive power. These amounts also include 158,505 shares held in escrow under the Hess second amended and restated 1995 Long-term Incentive Plan or the Hess 2008 Long-term Incentive Plan, as amended, or both, for Mr. Hess, 70,943 shares held in escrow under these plans for Mr. Hill, 36,664 shares held in escrow under the these plans for Mr. Rielly, 28,431 shares held in escrow under these plans for Mr. Turner, 6,449 shares held in escrow under these plans for Mr. Lutz, 7,223 shares held in escrow under these plans for Mr. Stein, 22,830 shares held in escrow under these plans for Mr. Schoonman and 373,530 shares held in escrow under these plans for all executive officers and directors as a group. As to these shares, these individuals and the group have voting power but not dispositive power. Holders of stock options do not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying such options until they are exercised.

(b) This amount includes 10,079,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with other individuals.

(c) This amount includes 8,817,802 shares held by a limited partnership. Mr. Hess serves on the management committee of the general partner of this limited partnership and shares voting and dispositive power with respect to shares held by the limited partnership.

(d) This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Mr. Hess is a director and as to which Mr. Hess has sole voting power and shares dispositive power with certain other directors of the foundation.

(e) This amount includes:
- 1,491,507 shares owned directly by Mr. Hess, as to which he has sole voting and dispositive power;
- 28,753 shares held by a family liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting power and dispositive power;
- 158,505 shares of restricted stock held in escrow under Hess Corporation's incentive plan as to which Mr. Hess has voting but not dispositive power;
- 1,338,899 shares underlying options to purchase common stock, as to which Mr. Hess has no voting or dispositive power until they are acquired upon exercise of the options;
- 56,024 shares vested in the name of Mr. Hess under the Hess Corporation's employees' savings plan as to which he has sole voting and dispositive power;
- 1,008,401 shares held by a trust for the benefit of Mr. Hess, of which he is a co-trustee along with another individual, as to which Mr. Hess has sole voting power and shares dispositive power with another individual;
- 82,488 shares held by three trusts of which Mr. Hess is a co-trustee and has shared voting and dispositive power;
- 2,371,878 shares held by Mr. Hess's siblings or their children, or by trusts for the benefit of Mr. Hess's siblings or their children, as to which Mr. Hess has sole voting power pursuant to shareholders agreements among Mr. Hess and his siblings or their children and as to 978,471 shares of which he shares dispositive power pursuant to a shareholders agreement among Mr. Hess and a sibling and others;
- 1,008,402 shares held by a trust for the benefit of Mr. Hess' sibling, of which Mr. Hess has sole voting and shared dispositive power; and
- 2,885,946 shares held by trusts as to which Mr. Hess has sole voting power and as to which another individual shares dispositive power.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own 14,871,658 common units and 29,871,658 subordinated units, representing a 73.4% limited partner interest in us. If the underwriters' option to purchase additional common units is exercised in full, our general partner and its affiliates will own 12,621,658 common units and 29,871,658 subordinated units, representing a 69.7% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Hess Midstream Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us . . .

- 14,871,658 common units (or 12,621,658 common units, if the underwriters' option to purchase additional common units is exercised in full);
- 29,871,658 subordinated units;
- a 2% general partner interest in us; and
- the incentive distribution rights.

Operational stage

Distributions of available cash to our general partner and its affiliates . . . .

We will generally make cash distributions of 98% to the unitholders pro rata, including Hess, as holder of an aggregate of common units and subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.0 million on the 2% general partner interest and $38.0 million on their common units and subordinated units (or $36.1 million if the underwriters exercise in full their option to purchase additional common units from us).

- the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- the amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- the issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

- surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

- special charges for services requested by a holder of a common unit; and

- other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2025. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

- to remove or replace our general partner;

- to approve some amendments to our partnership agreement; or

- to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program, our general partner and its affiliates will own 74.9% of our total outstanding common units and subordinated units on an aggregate basis (or 71.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to June 30, 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Hess and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Hess Midstream Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 14,871,658 common units and 29,871,658 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately 298,717 units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed that for a period of 180 days from the date of this prospectus we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., sell, transfer or otherwise dispose of any common units or any securities convertible into or exchangeable for our common units, except under certain circumstances. These lock-up provisions will restrict us from issuing and selling any additional common units in a subsequent private or public offering during the lock-up period without the consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. Participants in our directed unit program who purchase $100,000 or more of common units under the program will be subject to similar restrictions for a period of 25 days from the date of this prospectus. Please read "Underwriting—Lock-Up Agreements" and "Underwriting—Directed Unit Program" for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the exploration, development, production, transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based on factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a)   Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b)   For each taxable year since and including the year of our initial public offering, more than 90% of our gross income will (i) be earned pursuant to agreements and processes described in our private letter ruling or (ii) otherwise be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed on those units with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

The ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- We distribute less cash than we have assumed in making this projection; or
- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, are acting as representatives of the underwriters. Each of the underwriters named below has severally agreed to purchase from us, and we have agreed to sell to them, severally, the respective number of common units indicated below:

Underwriter	Number of Common Units
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC	
Total	15,000,000

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' option to purchase additional common units described below.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.500% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for the evaluation, analysis and structuring of our partnership.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per common unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $ per common unit to other underwriters or to certain dealers. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives. This offering of common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be $2.1 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter's name in the table above bears to the total number of common units listed next to the names of all underwriters in the table above. If the underwriters' option is exercised in full, the total price to the public would be $345.0 million, the total underwriters' discounts and commissions and structuring fees would be $22.4 million and total net proceeds to us, before expenses, would be $322.6 million.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of common units offered by them.

New York Stock Exchange

We have applied to list our common units on the NYSE under the symbol "HESM." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE listing requirements for trading.

Lock-Up Agreements

Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units,

whether any transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. These back-up provisions will restrict us from issuing and selling any common units in a subsequent private or public offering during the lock-up period without the consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. The restrictions described above in this paragraph do not, however, apply to, among other things:

- the sale of common units to the underwriters pursuant to the underwriting agreement;

- the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

- transactions by any person other than us relating to common units or other securities acquired in open market transactions after the completion of this offering of common units.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Vinson & Elkins L.L.P. will render an opinion on the material federal income tax consequences of acquiring, holding and disposing of regarding our common units. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The combined financial statements of Hess Midstream Partners LP Predecessor as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Hess Midstream Partners LP as of February 28, 2015, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at *http://www.sec.gov.* Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at *www.hessmidstreampartners.com* and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

- Hess's contribution of our Predecessor's assets and operations to us, including adjusting for Hess's retained noncontrolling interest in HTGP Opco and Logistics Opco and our assumption of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess;

- the consummation of this offering, our receipt of a capital contribution from our general partner in the amount of approximately $24.4 million and our issuance of (i) 15,000,000 common units to the public (assuming the underwriters' option to purchase additional common units from us is not exercised), (ii) a 2% General Partner interest in us and all of our incentive distribution rights ("IDRs") to our General Partner and (iii) 14,871,658 common units and 29,871,658 subordinated units to Hess;

- our entry into a new five-year, $350.0 million revolving credit facility, which will not be drawn as of and during the pro forma year presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the pro forma years presented.

- the consummation of this offering and the application of the net proceeds of this offering, including the repayment of $150.4 million of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess, as described in "Use of Proceeds";

- the allocation of certain costs to us under the operational services agreement and omnibus agreement that we expect to enter into in connection with this offering. These costs will be allocated on a different basis than as historically allocated to our Predecessor; and

- the recognition of incremental revenues under the commercial agreements using the fees applicable at the time of the offering.

The pro forma financial statements do not reflect an estimated $5.6 million per year in incremental general and administrative expenses that the Partnership expects to incur as a result of being a separate publicly-traded partnership. Based on our ownership interests in HTGP Opco, Mentor Holdings and Logistics Opco, we estimate that our share of this $5.6 million will be approximately $3.4 million. These expenses include costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	December 31, 2014		
	Predecessor historical	Pro forma adjustments	Partnership pro forma
(in millions)			
Assets			
Cash and cash equivalents	$ —	$ 10.0 (a)	$ 10.0
Accounts receivable—affiliate	33.4	—	33.4
Inventories	0.4	—	0.4
Other current assets	4.5	—	4.5
Total current assets	38.3	10.0	48.3
Property, plant and equipment, net	1,332.2	—	1,332.2
Other noncurrent assets	4.3	2.4 (b)	2.4
		(4.3)(c)	
Total assets	$1,374.8	$ 8.1	$1,382.9
Liabilities			
Accounts payable—trade	$ 6.5	$ —	$ 6.5
Accrued liabilities	71.3	—	71.3
Current maturities of long-term debt—affiliate	1,018.9	(868.5)(d)	—
		(150.4)(e)	
Other current liabilities	1.5	—	1.5
Total current liabilities	1,098.2	(1,018.9)	79.3
Other noncurrent liabilities	1.0	—	1.0
Total liabilities	1,099.2	(1,018.9)	80.3
Net parent investment / partners' capital			
Net parent investment	275.6	(275.6)(f)	—
Common unitholders—Public	—	274.1 (g)	274.1
Common unitholders—Hess	—	43.7 (g)	43.7
Subordinated unitholders—Hess	—	112.6 (g)	112.6
General partner—Hess	—	24.4 (g)	24.4
Noncontrolling interest—Hess	—	847.8 (g)	847.8
Total net parent investment / partners' capital	275.6	1,027.0	1,302.6
Total liabilities and net parent investment / partners' capital	$1,374.8	$ 8.1	$1,382.9

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in millions, except unit and per unit data)	Year Ended December 31, 2014		
	Predecessor historical	Pro forma adjustments	Partnership pro forma
Revenues			
Affiliate	$254.8	$ 14.9 (h)	$ 269.7
Total revenues	254.8	14.9	269.7
Costs and expenses			
Operating and maintenance expenses (exclusive of depreciation shown separately below)	170.7	0.1 (i)	170.8
Depreciation expense	44.4	—	44.4
General and administrative expenses	4.9	(2.1)(i)	2.8
Total costs and expenses	220.0	(2.0)	218.0
Income (loss) from operations	34.8	16.9	51.7
Interest expense	1.9	(0.8)(j)	1.1
Income tax expense	—	— (k)	—
Net income (loss)	32.9	17.7	50.6
Less: Net income (loss) attributable to Hess	—	31.4 (l)	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 32.9	$(13.7)	$ 19.2
General partner's interest in net income attributable to Hess Midstream Partners LP			$ 0.4
Limited partner's interest in net income attributable to Hess Midstream Partners LP:			
Common units			$ 9.4
Subordinated units			9.4
Net income per limited partner unit (basic and diluted):			
Common units			$ 0.31
Subordinated units			0.31
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			29,871,658
Subordinated units			29,871,658

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(in millions, except unit and per unit information)

Note 1. Pro Forma Adjustments and Assumptions

The pro forma adjustments and assumptions are as follows:

(a)   Reflects the following adjustments to cash:

Sources		Uses	
Proceeds from sale of common units	$300.0	Affiliate debt repayment	$150.4
Proceeds from general partner contribution ..	24.4	Distribution to Hess	140.0
		Underwriters' discounts and structuring fees	19.5
		Cash retained by Hess Midstream Partners LP	10.0
		Revolver credit facility origination fee	2.4
		Other offering costs remaining to be paid	2.1
Total sources	$324.4	Total uses	$324.4

(b)   Reflects the deferral of $2.4 million of origination fees associated with entering into a new five-year, $350.0 million revolving credit facility in connection with or prior to the closing of this offering. We expect that the revolving credit facility will not be drawn at closing.

(c)   Reflects the removal of $4.3 million of costs directly attributable to the offering that were capitalized on the historical balance sheet as of December 31, 2014. These costs, including the remaining costs to be paid after December 31, 2014, are netted against the offering proceeds.

(d)   Reflects related party indebtedness that will be repaid with the proceeds of a capital contribution from Hess.

(e)   Reflects the repayment of outstanding borrowings under one of our Predecessor's affiliate loan facilities with Hess, which will be assumed by us at the closing of this offering. This adjustment reflects the repayment of all borrowings assumed by us using a portion of the proceeds from this offering and terminates our participation in that affiliate loan facility.

(f)   Reflects the elimination of Hess's Net parent investment in us and its reclassification to Hess Midstream Partners LP partnership units and noncontrolling interest.

HESS MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(in millions, except unit and per unit information)

(g)   The table below summarizes the pro forma adjustments to Net parent investment and partners' capital based on our expected partnership capital allocated in connection with the offering. The allocation of pro forma capitalization to Hess's units is based on Hess's expected ownership percentage in us at the date of the offering.

Historical Net parent investment	$ 275.6
Affiliate debt capital contribution	868.5
Proceeds from sale of common units(1)	274.1
Proceeds from general partner contribution	24.4
Distribution to Hess	(140.0)
Pro forma capitalization	$1,302.6
Allocation of pro forma capitalization:	
Common unitholders—Public	$ 274.1
Common unitholders—Hess	43.7
Subordinated unitholders—Hess	112.6
General partner—Hess	24.4
Noncontrolling interest—Hess	847.8
Pro forma capitalization	$1,302.6

    (1)   Proceeds from sale of common units represents the net proceeds of approximately $278.4 million from the sale of common units as described in "Use of Proceeds", less $4.3 million of costs directly attributable to the offering that were capitalized on the historical balance sheet as of December 31, 2014.

(h)   Reflects an increase to revenues calculated using the fees under our Commercial Agreements, which will be applicable to the Partnership at the time of the offering, applied to the historical volumes during the year ended December 31, 2014.

(i)   Reflects the allocation of certain costs to us under the operational services agreement and omnibus agreement that we expect to enter into in connection with this offering. These costs will be allocated on a different basis than as historically allocated to our Predecessor. The impact of this adjustment is reflected in Operating and maintenance expenses and General and administrative expenses on our pro forma statement of operations.

(j)   Reflects the adjustments to interest expense related to our new revolver financing as discussed in footnote (b) as well as our historical debt not contributed or repaid with offering proceeds:

	Year Ended December 31, 2014
Facility fees(1)	$ 0.6
Amortization of revolver origination fees	0.5
Pro forma interest expense	$ 1.1
Less: Historical interest expense	1.9
Pro forma interest expense adjustment	$(0.8)

    (1)   Represents the 0.175% annual facility fees based on the terms of our revolving credit facility associated with the total capacity on our new five-year, $350.0 million revolving credit facility. We expect that the revolving credit facility will not be drawn at closing.

(k)   We will not be subject to income taxes as a publicly traded partnership. As such, this adjustment removes our historical taxes that had a full valuation allowance.

(l)   Reflects Hess's 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco.

Note 2. Pro Forma Net Income Per Unit

The Partnership will compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if total Net income for the year had been distributed as cash. Under the two-class method, any distributions declared in excess of Net income shall be allocated to the partners based on their respective sharing of income specified in the Partnership's First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2014.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 29,871,658 and 29,871,658, respectively. All units were assumed to have been outstanding since January 1, 2014.

Pursuant to the Partnership Agreement, the General Partner is entitled to receive certain incentive distributions that, when applying the provisions of the Partnership Agreement as if all Net income for the year had been distributed as cash, will result in less Net income allocable to common and subordinated unitholders provided that the Net income exceeds certain targets.

The incentive distribution rights ("IDRs") are a component of our General Partner interest and represent participating securities. No cash distributions would have been declared to the IDRs during the year, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

HESS MIDSTREAM PARTNERS LP PREDECESSOR
COMBINED BALANCE SHEETS

	Supplemental Unaudited Pro Forma December 31, 2014	December 31, 2014	December 31, 2013
(in millions)			
Assets			
Accounts receivable			
Trade	$ —	$ —	$ 8.3
Affiliate	33.4	33.4	—
Inventories	0.4	0.4	0.3
Other current assets	4.5	4.5	—
Total current assets	38.3	38.3	8.6
Property, plant and equipment, net	1,332.2	1,332.2	1,260.1
Other noncurrent assets	4.3	4.3	—
Total assets	$1,374.8	$1,374.8	$1,268.7
Liabilities			
Accounts payable—trade	$ 6.5	$ 6.5	$ 32.4
Accrued liabilities	71.3	71.3	131.1
Current maturities of long-term debt—affiliate	1,018.9	1,018.9	—
Due to affiliate	140.0	—	—
Other current liabilities	1.5	1.5	1.0
Total current liabilities	1,238.2	1,098.2	164.5
Long-term debt—affiliate	—	—	833.1
Other noncurrent liabilities	1.0	1.0	0.8
Total liabilities	1,239.2	1,099.2	998.4
Net parent investment	135.6	275.6	270.3
Total liabilities and net parent investment	$1,374.8	$1,374.8	$1,268.7

See accompanying notes to combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2014	2013
(in millions)		
Revenues		
Affiliate services	$254.8	$ 11.2
Affiliate sales	—	116.2
Third-party sales	—	138.5
Third-party services	—	3.8
Total revenues	254.8	269.7
Costs and expenses		
Third-party product purchases	—	65.8
Affiliate product purchases	—	124.5
Operating and maintenance expenses (exclusive of depreciation shown separately below)	170.7	217.7
Depreciation expense	44.4	12.5
General and administrative expenses	4.9	13.0
Total costs and expenses	220.0	433.5
Income (loss) from operations	34.8	(163.8)
Interest expense	1.9	—
Income tax expense	—	—
Net income (loss)	$ 32.9	$(163.8)
Supplemental pro forma (unaudited) basic and diluted net income (loss) per limited partner unit (Note 14)		
Common units	$ 0.93	

See accompanying notes to combined financial statements.

Total assets for the Predecessor's reportable segments as of December 31, 2014 and 2013 were as follows:

	December 31,	
	2014	2013
Processing and storage	$1,066.1	$1,001.7
Logistics	308.7	267.0
Total assets	$1,374.8	$1,268.7

Total capital expenditures for the Predecessor's reportable segments as of December 31, 2014 and 2013 were as follows:

	December 31,	
	2014	2013
Processing and storage	$146.5	$423.4
Logistics	41.3	49.8
Total capital expenditures	$187.8	$473.2

Note 14. Supplemental Unaudited Pro Forma Information

The unaudited supplemental pro forma balance sheet has been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $140.0 million to a subsidiary of Hess to be paid upon completion of the initial public offering.

Accordingly, the Partnership is deemed to have used $140.0 million of net proceeds of the initial public offering of Common units to pay the distribution, which is evidenced by a Due to affiliate reflected in the accompanying supplemental unaudited combined pro forma balance sheet.

The Predecessor had net income of $32.9 million for the year ended December 31, 2014. Supplemental pro forma net income (loss) per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income (loss) per limited partner assumes 35,226,658 units were outstanding for the year ended December 31, 2014, including the 5,355,000 common units that would have been required to be issued in connection with this offering in order to pay the distribution described. The number of common units that would have been required to be issued to fund the aforementioned distribution was calculated by dividing the total $107.1 million distribution in excess of earnings by the issuance price of $20.00. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Note 15. Subsequent Events

Except as noted in the following paragraphs, we have evaluated subsequent events through March 9, 2015, the date the accompanying combined financial statements were available to be issued, and determined that there were no other subsequent events requiring recognition or disclosure in our combined financial statements.

On January 15, 2015, we entered into a Prepaid Forward Purchase and Sales Agreement with Hess in which we received a contractual right to receive 550 rail cars, with an expected value of $104.1 million. Delivery and title to the rail cars is expected to begin in the second quarter of 2015. In connection with this agreement, Hess also contributed to us $28.9 million, which was used to repay the Logistics demand loan facility discussed in Note 8. Current Maturities of Long-Term Debt—Affiliate.

On March 6, 2015, the Partnership entered into a five year, $350.0 million revolving credit facility that will become available subsequent to the contribution of the Predecessor to the Partnership and the closing of the IPO. Certain of the Predecessor's entities may become guarantors of that agreement. In the event the IPO occurs and the Predecessor is contributed to the Partnership, certain entities will be required to guarantee the repayment of this debt by the Partnership.

Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

"***Eligibility Certificate***" has the meaning given such term in Section 4.9(b).

"***Estimated Incremental Quarterly Tax Amount***" has the meaning given such term in Section 6.9.

"***Event Issue Value***" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units (before deduction for any underwriters' discounts and commissions), or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"***Event of Withdrawal***" has the meaning given such term in Section 11.1(a).

"***Excess Additional Book Basis***" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"***Excess Distribution***" has the meaning given such term in Section 6.1(d)(iii)(A).

"***Excess Distribution Unit***" has the meaning given such term in Section 6.1(d)(iii)(A).

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"***Expansion Capital Expenditures***" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"***Final Subordinated Units***" has the meaning given such term in Section 6.1(d)(x)(A).

"***First Liquidation Target Amount***" has the meaning given such term in Section 6.1(c)(i)(D).

"***First Target Distribution***" means $0.244375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.244375 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"***Fully Diluted Weighted Average Basis***" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means Hess Midstream Partners GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 1,219,251 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Group**" means two or more Persons that, with or through any of their respective Affiliates or Associates, have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"**Group Member**" means a member of the Partnership Group.

"**Minimum Quarterly Distribution**" means $0.2125 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, it means the product of $0.2125 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**Net Agreed Value**" means, (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 and shall not include any items specially allocated under Section 6.1(d); *provided*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); *provided, however,* that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date ("**Liquidation Gain**") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("**Sale Gain**"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event ("**Revaluation Gain**"); *provided*, *however*, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and *provided*, *further*, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

"**Net Termination Loss**" means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans, or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $50.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

"**Restricted Common Unit**" means a Common Unit that was granted to the holder thereof in connection with such holder's performance of services for the Partnership and (i) that remains subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and (ii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final *proviso* in the definition of "Outstanding," Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the "substantial risk of forfeiture" with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

"**Revaluation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Revaluation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Sale Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.265625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015 it means the product of $0.265625 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**Secondment Agreement**" means that certain Employee Secondment Agreement, dated as of [   ], 2015 by and among the General Partner, Hess Trading Corporation, a Delaware corporation, and Hess, as such agreement may be amended, supplemented or restated from time to time.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"**SGI**" has the meaning given such term in the preamble.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time, and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the

Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**Subordinated Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; or

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Third Target Distribution**" means $0.318750 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.318750 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided, however*, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

"**Treasury Regulation**" means the United States Treasury regulations promulgated under the Code.

"**Underwritten Offering**" means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a "bought deal" with one or more investment banks, and (c) an "at-the-market" offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

"**Unit**" means a Partnership Interest that is designated by the General Partner as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) hypothetical limited partner units representing the General Partner Interest or (ii) Incentive Distribution Rights.

"**Unit Majority**" means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a

(g) At any time after an Ineligible Holder can and does certify that it has become an Eligible Holder, such Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder, and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder's Limited Partner Interests.

ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Organizational Contributions.*

(a) In connection with the formation of the Partnership under the Delaware Act, (i) the General Partner made an initial Capital Contribution to the Partnership in the amount of $10,000.00 in exchange for a 50% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and (ii) the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $10,000.00 in exchange for a 50% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership.

(b) As of the Closing Date, pursuant to the Contribution Agreement, following the admission of one or more Limited Partners (other than the General Partner), the interest of the Organizational Limited Partner shall be redeemed in exchange for the return of the initial Capital Contribution of the Organizational Limited Partner. One hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner.

Section 5.2 *Contributions by the General Partner.*

(a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, $24,385,027 in exchange for (i) the General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (ii) the Incentive Distribution Rights.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Initial Public Offering, (ii) the Incentive Distribution Rights issued pursuant to Section 5.2(a), (iii) the Common Units and Subordinated Units issued pursuant to Section 5.3(a) (including any Common Units issued pursuant to the Deferred Issuance), (iv) any Common Units issued pursuant to Section 5.11, (v) any Common Units issued pursuant to Section 5.3(c), and (vi) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters' discounts and commissions) in exchange for such additional Limited Partner Interests.

Section 5.3 *Contributions by Limited Partners.*

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement:

(i) HTGP FinCo shall contribute to the Partnership, as a Capital Contribution, 100% of the limited liability company interests in Hess TGP LLC, a Delaware limited liability company, in exchange for (A) 7,380,679 Common Units, (B) 16,886,026 Subordinated Units and (C) the right to receive 57.2398% of the Deferred Issuance, and HTGP FinCo shall be admitted as a Limited Partner;

(ii) Oil Export FinCo shall contribute to the Partnership, as a Capital Contribution, 100% of the limited liability company interests in Hess North Dakota Export Logistics LLC, a Delaware limited liability company, in exchange for (A) 5,240,979 Common Units, (B) 11,990,674 Subordinated Units and (C) the right to receive 42.7602% of the Deferred Issuance, and Oil Export FinCo shall be admitted as a Limited Partner; and

(iii) SGI shall contribute to the Partnership, as a Capital Contribution, 100% of the limited liability company interests in Hess Mentor Storage Holdings LLC, a Delaware limited liability company, in exchange for 994,958 Subordinated Units, and SGI shall be admitted as a Limited Partner.

Notwithstanding any other provision of this Agreement to the contrary, but subject to the last sentence of Section 6.3(a), the Partnership is hereby authorized to make distributions to HTGP FinCo and Oil Export FinCo in accordance with the Contribution Agreement to satisfy the Partnership's reimbursement obligations under this Section 5.3(a).

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "***Deferred Issuance***"), shall be issued to HTGP FinCo and Oil Export FinCo at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the Contribution Agreement. Notwithstanding any other provision of this Agreement, but subject to the last sentence of Section 6.3(a), the Partnership is hereby authorized to distribute to HTGP FinCo and Oil Export FinCo any net cash proceeds from the sale of Option Units (as defined in the Contribution Agreement) upon the exercise of the Over-Allotment Option in accordance with the Contribution Agreement.

(d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units and Subordinated Units issued to Oil Export FinCo, SGI and HTGP FinCo pursuant to subparagraphs (a) and (c), as applicable, of this Section 5.3, (ii) the Common Units issued to the IPO Underwriters as described in subparagraphs (b) and (c), as applicable, of this Section 5.3 and (iii) the Incentive Distribution Rights issued to the General Partner pursuant to Section 5.2(a).

(e) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; *provided, however,* that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; *provided, however,* such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners (including all Partners who acquire Units pursuant to the Contribution Agreement) as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and *provided, further,* that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing or the expiration of the Over-Allotment Option or the Deferred Issuance, as applicable. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "**Capital Surplus.**" Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 42,094
FINRA filing fee	54,838
NYSE listing fee	125,000
Printing and engraving expenses	750,000
Fees and expenses of legal counsel	2,200,000
Accounting fees and expenses	3,200,000
Transfer agent and registrar fees	5,000
Total	$6,376,932

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*   To be filed by amendment.

Item 14. Indemnification of directors and officers

The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 8(a) of the Underwriting Agreement to be filed as an exhibit to this registration statement in which Hess Midstream Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent sales of unregistered securities

On January 17, 2014, in connection with the formation of the partnership, Hess Midstream Partners LP issued to (i) Hess Midstream Partners GP LLC a 50% general partner interest in the partnership for $10,000 and (ii) to Hess Corporation, a 50% limited partner interest in the partnership for $10,000 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.